

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

J. Hicks Lanier, Chairman
Oxford Industries, Inc.
222 Piedmont Avenue, N.E.
Atlanta, Georgia 30308

      Re: **Oxford Industries, Inc.**
               Form 10-K for Fiscal Year ended January 30, 2010
               Filed March 31, 2010;
               Schedule 14A for Annual Meeting on June 14, 2010
               Filed May 7, 2010
               File No. 1-04365

Dear Mr. Lanier:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director